EXHIBIT 99.2

MAG Silver Corp. Management’s Discussion & Analysis For the three months ended March 31, 2018 and 2017 Dated: May 14, 2018

A copy of this report will be provided to any shareholder who requests it.

VANCOUVER OFFICE Suite 770 800 W. Pender Street Vancouver, BC V6C 2V6	604 630 1399 phone 866 630 1399 toll free 604 681 0894 fax	TSX: MAG NYSE American : MAG www.magsilver.com info@magsilver.com

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2018 and 2017
(expressed in thousands of US dollars except as otherwise noted)

The following Management’s Discussion and Analysis (“MD&A”) focuses on the financial condition and results of operations of MAG Silver Corp. (“MAG” or the “Company”) for the three months ended March 31, 2018 and 2017. It is prepared as of May 14, 2018 and should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company for the three months ended March 31, 2018 and 2017, and the audited consolidated financial statements of the Company for the year ended December 31, 2017 and 2016, together with the notes thereto which are available on SEDAR and EDGAR or on the Company website at www.magsilver.com.

All dollar amounts referred to in this MD&A are expressed in thousands of United States dollars (“US$”) unless otherwise stated. The functional currency of the parent, its Mexican subsidiaries and its investment in associate, is the US$.

The common shares of the company trade on the Toronto Stock Exchange and on the NYSE American (formerly NYSE MKT) both under the symbol MAG. The Company is a reporting issuer in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Nova Scotia, New Brunswick, Prince Edward Island and Newfoundland and Labrador and is a reporting “foreign issuer” in the United States of America. The Company believes it is a Passive Foreign Investment Company (“PFIC”), as that term is defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended, and believes it will be a PFIC for the foreseeable future. Consequently, this classification may result in adverse tax consequences for U.S. holders of the Company’s common shares. For an explanation of these effects on taxation, U.S. shareholders and prospective U.S. holders of the Company’s common shares are encouraged to consult their own tax advisers.

Qualified Person

Unless otherwise specifically noted herein, all scientific or technical information in this MD&A, including assay results and reserve estimates, if applicable, is based upon information prepared by or under the supervision of, or has been approved by Dr. Peter Megaw, Ph.D., C.P.G., a certified professional geologist who is a “Qualified Person” for purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects (“National Instrument 43-101” or “NI 43-101”). Dr. Megaw is not independent as he is an officer and a paid consultant of the Company (see Related Party Transactions below).

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this MD&A, including any information relating to the Company’s future oriented financial information are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws (collectively “forward-looking statements”). All statements in this MD&A, other than statements of historical facts are forward-looking statements, including statements regarding the anticipated time and capital schedule to production; estimated project economics, including but not limited to, mill recoveries, payable metals produced, production rates, payback time, capital and operating and other costs, Internal Rate of Return (“IRR”), anticipated life of mine, and mine plan; expected upside from additional exploration; expected capital requirements; and other future events or developments. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from results projected in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements including, but not limited to, commodities prices; changes in expected mineral production performance; unexpected increases in capital costs; exploitation and exploration results; continued availability of capital and financing; differing results and recommendations in the feasibility study commissioned by Minera Juanicipio; the lack of a formal production decision by Minera Juanicipio; risks related to holding a minority investment interest in the Juanicipio Property; and general economic, market or business conditions. In addition, forward-looking statements are subject to various risks, including but not limited to operational risk; environmental risk; political risk; currency risk; capital cost inflation risk; that data is incomplete or inaccurate; the limitations and assumptions within drilling, engineering and socio-economic studies relied upon in preparing the 2017 PEA (as defined herein); and market risks. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements. The Company does not undertake to provide updates to any of the forward-looking statements in this MD&A, except as required by law.

2

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2018 and 2017
(expressed in thousands of US dollars except as otherwise noted)

Assumptions have been made including, but not limited to, the Company’s ability to carry on its various exploration and development activities including project development timelines, the timely receipt of required approvals and permits, the price of the minerals the Company produces, the costs of operating, exploration and development expenditures, the impact on operations of the Mexican Tax Regime, and the Company’s ability to obtain adequate financing. The Company cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. The forward-looking statements in this MD&A speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Note regarding Non-GAAP Measures

This MD&A presents certain financial performance measures, including all in sustaining costs (“AISC”), cash cost and total cash cost that are not recognized or standardized measures under International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), and therefore may not be comparable to data presented by other silver producers. The Company believes that these generally accepted industry measures are relevant indicators of potential operating performance. Non-GAAP financial performance measures should be considered together with other data prepared in accordance with IFRS. This MD&A contains non-GAAP financial performance measure information for a project under development incorporating information that will vary over time as the project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial performance measures to GAAP measures.

More information about the Company including its AIF and recent financial reports is available on SEDAR at www.sedar.com and on the U.S. Securities and Exchange Commission’s EDGAR website at www.sec.gov.

3

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2018 and 2017
(expressed in thousands of US dollars except as otherwise noted)

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Mineral Resources

This MD&A uses the terms "Indicated Mineral Resources” and “Inferred Mineral Resources".  MAG advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize these terms.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, "Inferred Mineral Resources" have a great amount of uncertainty as to their existence. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Mineral Resources are considered too geologically speculative to have the economic considerations applied to them to enable them to be categorized as mineral reserves and, accordingly, Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a “Preliminary Economic Assessment” as defined under NI 43-101. Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

1.	DESCRIPTION OF BUSINESS

The Company is a Vancouver-based mineral exploration and development company that is focused on the acquisition, exploration and development of district scale projects located primarily in the Americas. The Company’s principal asset is a 44% interest in the Juanicipio joint venture (the “Juanicipio Project”) located in Mexico. The Company also owns a 100% interest in the Cinco de Mayo Project, also located in Mexico.

Juanicipio Project

The Company owns 44% of Minera Juanicipio S.A. de C.V. (“Minera Juanicipio”), a Mexican incorporated joint venture company, which owns the high-grade Juanicipio Project, located in the Fresnillo District, Zacatecas State, Mexico. Both exploration and development of the Juanicipio Project are being carried out by the project operator, Fresnillo plc (“Fresnillo”), which holds the remaining 56% interest in the joint venture.

The Juanicipio Project consists of high-grade silver-gold-lead-zinc epithermal vein deposits. The primary vein, the Valdecañas Vein, is an en echelon system comprised of overlapping East and West Veins and several smaller vein splays – the term “Valdecañas Vein” is used to refer to this en echelon system at times.

Exploration and development programs for the Juanicipio Project are designed by the Minera Juanicipio Technical Committee, and approved by the Minera Juanicipio Board of Directors. The Company’s share of costs is funded primarily through its 44% interest in Minera Juanicipio, and to a lesser extent, incurred directly by the Company to cover expenses related to parallel technical studies and analyses commissioned by the Company, as well as direct project oversight. Minera Juanicipio is governed by a shareholders agreement and corporate by-laws, pursuant to which each shareholder is to provide funding pro rata to its interest in Minera Juanicipio, and if either party does not fund pro rata, their ownership interest will be diluted in accordance with the shareholders agreement.

Underground development commenced at the Juanicipio Project on October 28, 2013 and has focused primarily on advancing the ramp decline, ventilation raises, surface offices and the associated surface and underground infrastructure. With the drilling success on the Juanicipio Project from three drill programs undertaken in 2015 through early 2017 which resulted in initial delineation of the expanding Deep Zone (see ‘Juanicipio Resource and 2017 PEA’ below), along with the resulting project scope changes announced by Fresnillo and MAG in 2017, the previous project technical report became obsolete. As a result, MAG commissioned AMC Mining Consultants (Canada) Ltd. (“AMC”) to prepare a Resource Estimate and Preliminary Economic Assessment for the Juanicipio Project (collectively, the “2017 PEA”), which was completed according to the NI 43-101 Standards of Disclosure for Mineral Projects and announced by the Company on November 7, 2017 (see Press Release of said date), with the MAG Silver Juanicipio NI 43-101 Technical Report (Amended and Restated) filed on SEDAR on January 19, 2018.

4

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2018 and 2017
(expressed in thousands of US dollars except as otherwise noted)

The 2017 PEA includes a new resource estimate and various mine design upgrades incorporated into a revised mine plan for the project as discussed below in ‘Juanicipio Resource and 2017 PEA.’

Based on the 2017 PEA, the Company views the Juanicipio Project as a robust, high-grade, high-margin underground silver project exhibiting low development risks. At a planned production rate of 4,000 tonnes per day (“tpd”), the Juanicipio Project is expected to produce a payable total of 183 million silver ounces, 750 thousand gold ounces, 1.3 billion pounds of zinc and 812 million pounds of lead over an initial 19 years of mine life, with an opportunity to consider and assess the recoverability of copper as well.

The economic analysis in the 2017 PEA is preliminary in nature and is based, in part, on Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that a Preliminary Economic Assessment will be realized (see ‘Risks and Uncertainties’ below).

Cinco de Mayo Project

The Company owns 100% of the mineral concessions comprising the Cinco de Mayo Project. The property is located approximately 190 kilometres northwest of the city of Chihuahua, in northern Chihuahua State, Mexico, and covers approximately 25,113 hectares. The primary concessions of the Cinco de Mayo Project were acquired by way of an option agreement dated February 26, 2004, and the property remains subject to a 2.5% net smelter returns royalty (see Related Party Transactions below). The project consists of four major mineralized zones: the Upper Manto silver-lead-zinc inferred resource; the Pegaso deep discovery; the non-core Pozo Seco high grade molybdenum-gold resource; and the surrounding Cinco de Mayo exploration area. As the Company has been unable to negotiate a renewed surface access agreement with the local Ejido, a full impairment was recognized in the year ended December 31, 2016.

The Company believes that the Cinco de Mayo Project has significant geological potential and will continue to maintain its mineral concessions in good standing. Efforts to regain surface access are ongoing, although the Company has no current plans to conduct any geological exploration programs on the property.

5

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2018 and 2017
(expressed in thousands of US dollars except as otherwise noted)

2.	HIGHLIGHTS

✓	A National Instrument 43-101 Amended and Restated Technical Report documenting the updated Minera Juanicipio Mineral Resource and associated preliminary economic assessment (the “2017 PEA”) was filed on SEDAR in January 2018.

✓	Base Case (1) highlights (Juanicipio Project 100% basis) as follows:
•	Low AISC of $5.02/ounce (“oz”) of silver over an initial 19 years of mine-life;
•	Process plant ramp up to a throughput rate of 1.4 million tonnes/year (4,000 tpd);
•	Payable production of 183 million oz of silver over life of mine, and on a silver equivalent basis 352 million oz(1);
•	Base case pre-tax IRR 64.5%; after tax IRR 44.5%;
•	Base case pre-tax Net Present Value (“NPV”) at a 5% discount rate of $1.86 billion; after tax NPV of $1.14 billion;
•	Initial capital costs on 100 % basis as of January 1, 2018 of $360 million (“M”) (MAG’s 44% $158.4 M);
•	Accelerated early silver flow gives less than a 2-year payback from plant startup.

(1) Base Case metal prices of $17.90/oz for silver; $1250/oz for gold; $0.95/pound (“lb”) for lead and $1.00/lb for zinc. Projected Silver Equivalent calculated using the Base Case metal recoveries and Base Case metal prices.

✓	Underground work on the project has intensified resulting in the highest development rate to date achieved in the quarter ended March 31, 2018.

✓	Advanced draft of an independent feasibility study prepared by AMC currently under review by both partners and completion expected in the 2nd quarter of 2018.

✓	Formal Minera Juanicipio and respective Joint Venture partner Board approvals expected upon completion of the feasibility study.

✓	Exploration drilling now utilizing directional drilling to infill and expand the Deep Zone (assays pending).

✓	Company is well funded with cash and cash equivalents totaling $152,692 as at March 31, 2018.

3.	JUANICIPIO RESOURCE AND 2017 PEA

The 2017 PEA incorporates major overall project upgrades highlighted by the delineation and provision for mining of greatly expanded Indicated and Inferred Mineral Resources in the recently discovered (2015) “Deep Zone.” The volume of these new base metal-rich Deep Zone Resources contributed to a significant expansion of project scope and enhancements to most aspects of the mine design.

2017 PEA BASE CASE (1) HIGHLIGHTS - reported on a 100% project basis:

•	4,000 tpd production rate with an initial 19 years of mine life;

•	Enhanced project engineering, including: new plant and tailings location on flat, open ground; underground crusher and ore conveyor system; ramp expansions and internal shaft (winze);

6

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2018 and 2017
(expressed in thousands of US dollars except as otherwise noted)

•	Low AISC of $5.02 per oz of silver;

•	$360 M initial capital cost from January 1, 2018 to projected production start-up in H1, 2020;

•	Payback in less than two years after plant start-up;

•	Pre-tax Net Present Value (“NPV”) at a 5% discount rate of $1.86 billion and an IRR of 64.5%, and;

•	After-tax NPV at a 5% discount rate of $1.14 billion and an IRR of 44.5%.

(1) The 2017 PEA Base Case uses a 5% discount rate and metal prices of $17.90 per oz of silver, $1,250/oz of Gold, $0.95 per pound (“lb”) of Lead and $1.00/lb of Zinc.

The 2017 PEA sensitivity analysis presents a range of metal pricing scenarios on both a pre-tax and after-tax basis. Table 1 below is reproduced from the 2017 PEA and illustrates the effect of various price levels on key economic measures.

Table 1: Metal Price Sensitivity Analysis:

Discount Rate (5%)		Base Case			2017 vs 2012 (1)
Metal Prices:
Silver ($/oz)	14.50	17.90	19.50	23.00	23.39
Gold ($/oz)	1,000	1,250	1,300	1,450	1,257
Lead ($/lb)	0.75	0.95	0.95	1.15	0.95
Zinc ($/lb)	0.75	1.00	1.05	1.20	0.91
Copper ($/lb)	N/A – Copper excluded for purposes of 2017 PEA (2)
Economics:					2017	2012 (1)
Pre-Tax NPV (M)	$1,080	$1,860	$2,104	$2,776	$2,427	$1,762
After-Tax NPV (M)	$ 635	$1,138	$1,295	$1,729	$1,503	$1,233
Pre-Tax IRR	45%	64%	71%	86%	83%	54%
After-Tax IRR	30%	44%	49%	61%	58%	43%
Undiscounted life of mine after tax cash flow (M)	$1,170	$1,995	$2,243	$2,945	$2,542	$2,162
Cash cost(4) $/oz Ag (net of credits)	(0.35)	(3.94)	(4.45)	(6.90)	(3.11)	(0.03)
Total Cash cost(5) $/oz Ag	3.50	2.39	2.63	2.29	4.89	N/A(3)
AISC(6) $/oz Ag	6.13	5.02	5.25	4.92	7.51	N/A(3)
Payback (Years) From Plant Start up (based on after tax cash-flows)	2.6	1.8	1.6	1.2	1.2	2.1

Notes:

1) This column is based on metal prices used in the previous 2012 Juanicipio PEA, and has been provided in order to allow a comparison of PEA economics (2017 vs 2012) and demonstrate the economic effects on the project of the expanded resource and enhanced mine design. (A Corporate Tax Rate of 28% was used in 2012 (30% in 2017) and in 2012 there was no Special Mining Duty (7.5% in 2017) or gold/silver Royalty, (0.5% in 2017), the latter both imposed in 2014. Exchange rate of 12.86 Mexican Pesos per US$ was used in 2012 (18.46 Mexican Pesos per US$ in 2017)).

2) Although the 2017 resource for the Deep Zone now includes copper (see below), no copper circuit has been included in the 2017 PEA as no metallurgical testing and recovery assessment for copper has yet been completed.

7

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2018 and 2017
(expressed in thousands of US dollars except as otherwise noted)

3) See Press Release June 14, 2012. Total Cash cost and AISC per oz. of silver were not calculated for the 2012 report.

4) Cash costs include all operating costs, smelter, refining and transportation charges, net of by-product (gold, lead and zinc) revenues.

5) Total cash costs include cash costs and all corporate taxes, special mining duty, and precious metals royalty.

6) The projected AISC was calculated by the authors of the 2017 PEA at a cost of $5.02/Ag by summing life of mine offsite and operating costs, taxes, duties and royalties and sustaining capital, all net of by-product revenues, and dividing the resulting total by the total payable ounces of silver projected to be produced over the life of mine. AISC is not a recognized measure under IFRS and this projected financial measure may not be comparable to AISC metrics presented by other silver producers.

While the results of the 2017 PEA are promising, by definition a Preliminary Economic Assessment is preliminary in nature and includes Inferred Mineral Resources that are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There can therefore be no certainty that the results in the 2017 PEA will be realized. Fresnillo is the project operator and the actual development plan and timeline may be materially different (see ‘Feasibility Study’ and ‘Risks and Uncertainties’ below). It is also important to note that Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability and there is no certainty that Mineral Resources will ever become Mineral Reserves.

Table 1 above highlights how the project’s low costs and high silver grades have the ability to generate resilient, highly positive and high margin economics across a range of metal-price scenarios, with the greatest metal price sensitivity being to the silver price, and to a lesser degree, to the price of zinc. Silver and zinc account for 52% and 21%, respectively, of the gross revenue under the Base Case scenario. The impact of varying silver and zinc prices on the after-tax NPV and IRR is outlined below in Table 2.

Table 2: Impact of varying silver and zinc pricing on after-tax NPV and IRR(1):

Zinc Price ($/lbs)		After-tax NPV 5% (M US$) / After-tax IRR (%)
	$1.75	$768 / 26%	$1,065 / 36%	$1,361 / 45%	$1,657 / 55%	$1,953 / 65%	$2,249 / 74%
	$1.50	$647 / 24%	$943 / 33%	$1,240 / 44%	$1,536 / 54%	$1,832 / 63%	$2,128 / 73%
	$1.25	$526 / 21%	$822 / 31%	$1,118 / 42%	$1,415 / 52%	$1,711 / 62%	$2,007 / 71%
	$1.00	$405 / 18%	$701 / 29%	$997 / 40%	$1,293 / 50%	$1,590 / 60%	$1,886 / 70%
	$0.75	$284 / 15%	$580 / 26%	$876 / 37%	$1,172 / 48%	$1,469 / 58%	$1,765 / 68%
		$8.00	$12.00	$16.00	$20.00	$24.00	$28.00
Silver Price ($/oz)

(1) Gold at $1,250/oz and Lead at $0.95/lb

2017 MINERAL RESOURCE HIGHLIGHTS - reported on a 100% project basis:

•	High grade silver-rich Bonanza Zone (basis for development to date) containing:

-       8.2 M Indicated Resource tonnes at 550 grams per tonne (“g/t”) silver; and,

-       2.0 M Inferred Resource tonnes at 648 g/t silver.

•	Significantly expanded Mineral Resource for the base metal-rich Deep Zone, containing:

-       4.7 M Indicated Resource tonnes with 209 g/t silver, 2.96% lead, 4.73% zinc, and 0.23% copper; and,

8

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2018 and 2017
(expressed in thousands of US dollars except as otherwise noted)

-       10.1 M Inferred Resource tonnes with 151 g/t silver, 2.69% lead, 5.05% zinc, and 0.31% copper.

•	Consistent gold across both zones, containing:

-       12.8 M Indicated Resource tonnes at 2.10 g/t gold; and,

-       12.1 M Inferred Resource tonnes at 1.44 g/t gold.

The updated independent Mineral Resource estimate was generated using a cut-off Net Smelter Return (“NSR”) value of $55/t and drilling data available up to December 31, 2016. This estimate has an effective date of October 21, 2017 (see Table 3) and reflects the results of both infill and exploration holes drilled in 2014 through 2016, with the greatest increase shown within the Deep Zone discovered in 2015. The Valdecañas Vein displays well the vertical mineralization gradations from upper silver-rich zones to deep base metal-dominant areas that are typical of Fresnillo District veins and epithermal silver veins in general. Because of this vertical compositional zonation, and significant dimensional increases with depth, the Mineral Resource estimate has been manually divided into the Bonanza Zone and the Deep Zone to highlight the definition of each zone.

Table 3: Juanicipio Project Mineral Resource estimate by zone (October 21, 2017):

Zone	Resource Category	Tonnes (Mt)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)	Ag (Moz)	Au (Koz)	Pb (Mlbs)	Zn (Mlbs)	Cu (Mlbs)
Bonanza Zone	Indicated	8.17	550	1.94	1.63	3.08	0.08	145	509	294	554	14
	Inferred	1.98	648	0.81	1.32	2.80	0.06	41	52	58	123	3
Deep Zone	Indicated	4.66	209	2.39	2.96	4.73	0.23	31	359	304	486	24
	Inferred	10.14	151	1.57	2.69	5.05	0.31	49	510	601	1,129	69

Notes:

1) 2014 CIM Definition Standards were used for reporting the Mineral Resources.

2) The Qualified Person is Dr. Adrienne Ross, P.Geo. of AMC Mining Consultants (Canada) Ltd.

3) Mineral Resources are reported at a resource NSR cut-off value of $55/t.

4) The Mineral Resource estimate uses drill hole data available as of December 31, 2016.

5) Resource NSR values are calculated in US$ using factors of $0.61 per g/t Ag, $34.27 per g/t Au, $19.48 per % Pb, and $19.84 per % Zn. These factors are based on metal prices of $20/oz Ag, $1,300/oz Au $0.95/lb Pb, and $1.00/lb Zn and estimated recoveries of 82% Au, 95% Ag, 93% Pb, 90% Zn. The Mineral Resource NSR does not include offsite costs.

6) Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

7) Totals may not add correctly due to rounding.

The Bonanza Zone resource veins have a similar footprint as previous resource estimates (see Press Release dated, May 27, 2014), with approximately 78% of the total silver ounces in the Bonanza Zone now classified as Indicated. The newly updated Resource Estimate significantly expands the Inferred and Indicated resources in the base metal-rich Deep Zone, which includes a maiden copper resource.

Combining the Bonanza Zone and the base metal-rich Deep Zone into a total global resource by Mineral Resource classification results in a lower overall silver grade reflecting the blending of high and lower grade materials (see Table 4).

9

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2018 and 2017
(expressed in thousands of US dollars except as otherwise noted)

Table 4: Juanicipio Project Global Mineral Resource estimate and summary by vein (October 21, 2017):

Resource Category	Vein	Tonnes (Mt)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)	Metal Contained in Mineral Resource
								Ag (Moz)	Au (Koz)	Pb (Mlbs)	Zn (Mlbs)	Cu (Mlbs)
Indicated	V1E	6.35	528	1.86	1.89	3.81	0.09	108	379	264	533	12
	V1W	6.48	327	2.35	2.34	3.55	0.18	68	488	334	507	26
Total Indicated		12.83	427	2.10	2.11	3.68	0.13	176	867	598	1,041	38
Inferred	V1E	3.18	121	0.95	2.14	3.60	0.54	12	97	150	253	38
	V1W	3.74	155	1.88	3.18	5.97	0.26	19	226	262	492	21
	HW	0.25	529	0.59	0.52	0.89	0.03	4	5	3	5	0
	Vant	2.06	111	1.39	3.50	7.41	0.18	7	92	159	337	8
	V2W (a)	0.61	330	1.37	2.44	3.41	0.14	7	27	33	46	2
	V2W (b)	1.01	659	0.64	1.23	2.72	0.05	21	21	27	60	1
	JV1	0.58	260	3.74	0.35	0.82	0.03	5	70	5	11	0
	JV2	0.70	678	1.07	1.29	3.18	0.04	15	24	20	49	1
Total Inferred		12.13	232	1.44	2.46	4.68	0.27	91	562	658	1,252	71

1) Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability

2) Valdecañas Vein System: V1W=Valdecañas West, V1E= Valdecañas East, V2W= footwall splay off V1W, VANT= Anticipada Vein, HW1=Hangingwall Vein; Juanicipio Vein System: JV1/2

3) Additional Notes – see notes to Table 3 above.

Mine Design and Process Plant

The principal mining method proposed in the 2017 PEA is longhole stoping with waste rock back-fill at a production rate of 4,000 tpd using modern mining equipment.

From the results of a series of trade-off studies previously commissioned by Minera Juanicipio, truck hauling, shaft hoisting, and conveying, along with underground crushing of the mineralized rock are all projected to be utilized for delivering the mineralized rock to the surface processing plant. An underground winze (internal shaft) is planned to be sunk within the hangingwall of the Valdecañas Vein System, to hoist mineralized rock from lower levels of the mine to the underground crusher and conveying system from the 6th year after plant start-up (projected as 2026), onward.

As envisioned in the 2017 PEA, the process plant is expected to ramp up operations over a three-year period to a steady state throughput rate of 1.4 million tonnes/year (4,000 tpd), and mill recoveries are estimated as:

•	95% for Silver	•	93% for Lead
•	82% for Gold	•	90% for Zinc

The proposed process plant and tailings storage facility will be located in newly acquired open, flat ground. It will include a SAG/Ball mill comminution circuit followed by sequential flotation to produce a silver-rich lead concentrate, a zinc concentrate and a gold-rich pyrite concentrate.

Additional Opportunities

The Mineral Resource used for the 2017 PEA mine design does not include any of the Juanicipio Vein resource which is included in the Mineral Resources above (Table 4). Further analysis is required to arrive at a potential extraction strategy, with the possibility that these resources may ultimately be brought into a future mining plan.

10

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2018 and 2017
(expressed in thousands of US dollars except as otherwise noted)

Although the Mineral Resource for the base metal-rich Deep Zone now includes copper, no copper circuit has been included in the 2017 PEA as no metallurgical testing and recovery assessment for copper has yet been completed.

LOM Payable Metal

Payable production for each metal is based on processing recoveries less smelter deductions and losses during third party treatment of the lead, zinc and pyrite concentrates, and is summarized in Table 5.

Table 5: Estimated LOM payable production by metal and by Silver equivalent ounces (Eq.oz.):

Metals from Concentrates (1)	Total Payable Metal Production LOM	Average 1st 6 years (2020-2025)	LOM Annual Average	Peak Annual Production (Year)
Silver M oz.	183	16.5	9.6	20.1 (2021)
Gold K oz.	747	43.8	39.3	50.6 (2025)
Lead M lbs.	812	30.6	42.7	63.0 (2031)
Zinc M lbs.	1,327	54.3	69.8	95.9 (2031)
Silver Eq. (2) oz Payable (M)	352	24.2	18.5	26.5 (2023)

Footnotes:

[1]	Lead, Zinc, and Pyrite concentrates produced.
[2]	Silver Equivalent calculated using the Base Case metal recoveries and Base Case metal prices of $17.90/oz for silver; $1250/oz for gold; $0.95/lb for lead and $1.00/lb for zinc.

Cash Cost, Total Cash Costs and AISC per Ounce of Silver

The LOM Cash Cost (on-site and off-site, less by-product credits) is negative ($3.94)/oz of silver; Total Cash Costs (including taxes) is $2.39/oz of silver; and, AISC (including Total Cash Costs plus sustaining capital) total $5.02/oz of silver (see Table 6 below).

Table 6: Cash Costs, Total Cash Costs and AISC per oz of Silver (Base Case)

	Cost/t of Mill Feed	Total $M	Cost Per Oz of Silver (1)
Operating costs	58.67	1,357
Offsite costs	41.32	956
Less: By Product Credits (2)	N/A	(3,033)
Cash Cost		(720)	$ (3.94)
Corporate tax (30%)	N/A	837
Special Mining Duty (7.5%)	N/A	299
Gold and Silver Gross Revenue Duty (0.5%)	N/A	21
Total Cash Cost		437	$ 2.39
Sustaining capital	N/A	480
AISC		917	$ 5.02

(1) Based on 183 million ounces of payable silver production.

(2) By-product revenue credits (Base Case): gold $934 million, lead $771 million, zinc $1.327 billion

11

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2018 and 2017
(expressed in thousands of US dollars except as otherwise noted)

Taxes

Income and other taxes (see Table 6 above) presented in the 2017 PEA are based on Mexican legislated tax rates and do not reflect any tax planning opportunities.

Feasibility Study

The 2017 PEA was commissioned independently by MAG, and not by Minera Juanicipio. As required by the Minera Juanicipio Joint Venture Shareholders Agreement, Minera Juanicipio has commissioned a feasibility study expected to be completed in the second quarter of 2018. There is no assurance that the feasibility study will recommend proceeding with the project development, and any recommendation to proceed with development, may differ significantly from the scope and design recommended in the 2017 PEA. See ‘Outlook’ and ‘Risks and Uncertainties’ below.

4.	DEVELOPMENT AND EXPLORATION UPDATE

Total Juanicipio Project expenditures incurred and capitalized directly by Minera Juanicipio (on a 100% basis) for the three months ended March 31, 2018 amounted to approximately $8,097 (March 31, 2017: $8,305).

Underground Development – Juanicipio Project

Underground development continues to be focused on advancing the ramp declines, additional ventilation raises and the associated underground infrastructure. The envisioned mine access is via twin declines to the top of the mineralization, at which point the access route then splits into three internal footwall ramp systems. These three ramps into the mineralized envelope are designed to provide access to the mineralized material and form initial stopes within the mine and are required to facilitate the planned increase in mining rate to 4,000 tpd. Development reached the uppermost reaches of the Valdecañas Vein with the main access decline in December 2016 and underground development is now focused on the twin access decline, continuing the three internal ramps at depth, and excavation of the underground crusher chamber and conveyor to surface ramp. The twinning of the original access decline was considered necessary to provide expanded capacity for hauling mineralized rock and waste stemming from the planned increase in processing capacity to 4,000 tpd. The twin ramp is now almost complete and the second entry portal for the mine was established in the first quarter of 2018.

In 2017, underground development was intensified and additional development contractors were engaged by Minera Juanicipio. The underground development metres achieved in 2017 and into 2018 reflect the increased number of contractors and accelerated activity:

Period	Development Metres	Ventilation raises (Robbins)	Total
Oct 28, 2013 – December 31, 2016	5,307	1,026	6,333
January 1 – December 31, 2017	5,634	720	6,354
January 1 – March 31, 2018	1,862	16	1,878
Total	12,803	1,762	14,565

The underground development metres achieved in the first quarter of 2018 represent the highest development rate achieved to date on the project. By the fourth quarter of 2018, the planned development is expected to be approximately 1,000 metres/month.

12

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2018 and 2017
(expressed in thousands of US dollars except as otherwise noted)

Fresnillo, as operator, reports that applicable permits required to conduct mineral exploration, drive the decline, prepare the mill-site and improve or construct access roads and powerlines have all been granted.

Concurrently with the ongoing underground development, detailed engineering continues and is in process for the internal shaft and other mine infrastructure.

Exploration – Juanicipio Project

Drilling of the Deep Zone has continued under an approved 20,000-metre 2017 exploration drill program carried forward into 2018. The Deep Zone effectively remains open to depth and laterally along its entire strike length to the Joint Venture boundary in both directions. In the quarter ended of March 31, 2018, approximately 4,100 metres were drilled, with all assays pending.

After various customs and import complications and delays, directional drilling equipment arrived to site in December 2017. This specialized equipment enables drilling a series of precisely aimed and angled deflection holes off of a single “mother hole” drilled to 800-1,000 metres of depth. This method of more efficient drilling results in fewer lost holes, dramatically improves the precision of deep drilling and provides for significantly improved accuracy in grid drilling on the 100 x 100 metre pattern required for Indicated Resource definition. It is comparable to conventional drilling on a time and cost basis, but the ability to minimize the uncontrolled deflection of conventional deep drilling helps eliminate many wasted holes. The equipment is currently in full use, being rotated between three separate “mother holes”, and is expected to be utilized for the balance of 2018 drilling on the Deep Zone.

In March of the current quarter, Dr. Peter Megaw and Lyle Hansen, the Company’s Chief Exploration Officer and Geotechnical Director, respectively, met with Fresnillo’s exploration team to review 2018 drilling plans. Aggressive drill plans for infill and continued exploration in the Valdecañas Deep Zone were discussed, along with other high priority targets within the Juanicipio property boundaries. Formal exploration budgets will be presented for approval at the next Technical Committee meeting.

5.	OUTLOOK

The Company continually looks to enhance its project portfolio, evaluating new available projects and through successful exploration and project development of its current portfolio holdings. Although the Company’s working capital position remains strong, the Company continues to execute its business plan prudently, with an on-going focus on high-grade, district scale potential properties.

Minera Juanicipio

At site, the underground development continues at increased development rates, with emphasis on: the ramp twinning; the continuation of the three internal ramps at depth designed to provide zone access within the mine; the development of the conveyor to surface ramp; and the excavation of the underground crusher chamber. Exploration drilling currently continues under the 20,000 metre program approved in 2017, with five drill rigs on site, four drilling from surface and one from underground (all assays pending).

An independent feasibility study is required by the Minera Juanicipio Shareholders’ Agreement in order to make a formal production decision on the project. AMC was therefore commissioned by Minera Juanicipio in 2017 to prepare such a study (the “Feasibility Study”) and its completion is expected in the second quarter of 2018. An advanced draft is currently under review by both partners. By regulatory definition, a feasibility study cannot include Inferred Mineral Resources in the mine plan. The Feasibility Study is therefore only based on Minera Juanicipio’s Indicated Mineral Resources and will include more detailed engineering. These factors may lead to changes in the project’s scope as compared to that in the 2017 PEA. Without Inferred Mineral Resources in the mine plan, the Feasibility Study will reflect a shorter mine life than envisioned in the 2017 PEA and the study is expected to contain an incremental increase in the estimated initial capital cost. With these and other possible scope changes, the project’s modeled economics are expected to decrease as compared to those in the 2017 PEA (see ‘Risks and Uncertainties’ below).

13

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2018 and 2017
(expressed in thousands of US dollars except as otherwise noted)

Upon completion of the Feasibility Study, Minera Juanicipio is expected to present the study to both its Board and the respective Joint Venture partner Boards for formal development approval. Although there is no certainty a production decision will be made, Fresnillo has publicly advised that it expects Minera Juanicipio to be in production by the first half of 2020, which is consistent with the timeline to production in the 2017 PEA.

6.	INVESTMENT IN ASSOCIATE

Minera Juanicipio

Minera Juanicipio is the corporate entity through which the Company records and holds its Investment in Associate (see Notes 2(b) and 7 in the unaudited condensed interim consolidated financial statements of the Company as at March 31, 2018).

	Three months ended March 31
	2018	2017
JV oversight expenditures incurred 100% by MAG	$82	$320
Cash contributions to Minera Juanicipio	5,653	4,180
Total for the current period	5,735	4,500
Equity pick up of current income for the period	883	572
Balance, beginning of period	57,074	37,312
Balance, end of period	$63,692	$42,384

During the quarter ended March 31, 2018, the Company incurred direct Juanicipio oversight expenditures of $82 (March 31, 2017: $320) which included some of the costs of the MAG commissioned 2017 PEA. The Company also made joint venture advances to Minera Juanicipio of $5,653 (March 31, 2017: $4,180) representing its 44% share of capital contributions during the period.

In the quarter ended March 31, 2018, the Company recorded a 44% equity income pick up of $883 from its Investment in Associate (March 31, 2017: $572). The equity income pick up for the period is a result of the strengthening of the Mexican Peso relative to the US$ in the quarter, and the Company’s related 44% share of a deferred tax recovery and an exchange gain.

14

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2018 and 2017
(expressed in thousands of US dollars except as otherwise noted)

7.	EXPLORATION AND EVALUATION ASSETS

The Company entered into an earn in option agreement in 2017 with a private group whereby the Company can earn up to a 100% interest in a prospective land claim package. To earn a 100% interest in the property, the Company must make combined remaining cash payments of $425 over the second, third, fourth and fifth annual anniversaries of the agreement, and fund a cumulative aggregate of $2,925 in exploration expenditures over a five-year period through May 2022. The Company has incurred exploration and evaluation expenditures towards the earn-in of approximately $1,614 on the property to March 31, 2018 (March 31, 2017 – Nil).

The Company also holds various mineral property claims in Mexico upon which full impairments have been previously recognized. Expenditures to maintain such claims, and in the case of Cinco de Mayo to potentially restore surface access, are no longer capitalized as exploration and evaluation assets. Rather they are expensed as part of ‘mining taxes and other property costs.’

Cinco de Mayo Project

The Company owns 100% of the mineral concessions comprising the Cinco de Mayo Project, located in the northern part of Chihuahua State, Mexico. In late 2012, certain members of the local Ejido challenged the Company’s surface right access to the property and have since prevented the Company from obtaining the surface access permission required as part of a Federal Government exploration permit process. With the continuing Ejido impasse, the Company recognized a full impairment charge relating to the property in 2016.

The Company believes that the Cinco de Mayo Project has significant geological potential and will continue to maintain its mineral concessions in good standing. Efforts to restore surface access are ongoing, although the Company has no current plans to conduct any geological exploration programs on the property.

In the quarter ended March 31, 2018, the Company expensed expenditures on the property of $279 in ‘mining land taxes and other costs’ (March 31, 2017: $275). The majority of these expenditures were land taxes of $202 for the first half of 2018 (March 31, 2017: $171), and the remaining expenditures were incurred on a storage facility and on legal and Community Relations advisors in Mexico.

15

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2018 and 2017
(expressed in thousands of US dollars except as otherwise noted)

8.	REVIEW OF FINANCIAL RESULTS

MAG Silver Corp.

Three Months Ended March 31, 2018 vs. Three Months Ended March 31, 2017

	Three months ended March 31
	2018	2017
EXPENSES
Accounting and audit	$68	$66
Amortization	4	4
Filing and transfer agent fees	234	211
Foreign exchange loss (gain)	30	(81)
General office expenses	198	155
Legal	108	77
Management compensation and consulting fees	474	430
Mining taxes and other property costs	369	354
Share based payment expense	404	367
Shareholder relations	140	142
Travel	81	90
	2,110	1,815
Interest income	682	362
Change in fair value of warrants	(470)	(20)
Equity pick up from associate	883	572
Loss for the period before income taxes	(1,015)	(901)
Deferred income tax recovery	1,198	589
Income (loss) for the period	$183	$(312)

The Company’s net income for the three months ended March 31, 2018 was $183 compared to a net loss of $312 in the comparable prior period. The income in the current quarter is primarily because of a significant deferred tax recovery of $1,198 (March 31, 2017: $589) related to the impact of foreign exchange on Mexican tax attributes (resulting from the Peso strengthening against the $US in period). The deferred tax recovery is a non-cash item and will only be realized once the Company’s exploration properties are developed and in production.

A foreign exchange loss of $30 was recorded in the quarter ended March 31, 2018 compared to foreign exchange gain of $81 in the comparable prior period. The current quarter foreign exchange loss resulted primarily from holding cash denominated in Canadian dollars (“C$”) while the US$ slightly strengthened against the C$ (from December 31, 2017 to March 31, 2018, the US$/C$ exchange rate changed from 0.7971 to 0.7756). A portion of the Company’s cash is used to fund Canadian dollar expenditures and is held in C$ and is exposed to exchange risk relative to the US$/C$ exchange rate movements.

No equity incentives were granted in the quarter ended March 31, 2018 (March 31, 2017: nil). However, the Company recorded $404 (March 31, 2017: $367) of share based payment expense (a non-cash item) relating to equity incentives (stock options, restricted share units, and performance share units) vesting to employees and consultants in the period. The fair value of all stock option share based payment expense is estimated using Black-Scholes-Merton option valuation model. The fair value of deferred and restricted share units is based on the fair market value of a common share equivalent on the date of grant, and the fair value of performance share units with a market condition is determined using a Monte Carlo pricing model.

16

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2018 and 2017
(expressed in thousands of US dollars except as otherwise noted)

Other expenses incurred during the quarter ended March 31, 2018 included accounting and audit of $68 (March 31, 2017: $66), amortization of $4 (March 31, 2017: $4), filing and transfer agent fees of $234 (March 31, 2017: $211), general office expenses of $198 (March 31, 2017: $155), legal of $108 (March 31, 2017: $77), management compensation and consulting fees of $474 (March 31, 2017: $430), mining taxes and other property costs of $369 (March 31, 2017: $354) shareholder relations expenses of $140 (March 31, 2017: 142) and travel of $81 (March 31, 2017: $90), and were all either comparable with the prior period’s expense or the change was not significant to the overall operations during the period.

In other income and expenses for the quarter ended March 31, 2018, the Company earned interest income on its cash and cash equivalents of $682 (March 31, 2017: $362) and recorded its 44% equity income pick up of $883 (March 31, 2017: $572) from Minera Juanicipio as described above in Investment in Associate. The Company also recorded an unrealized loss of $470 (March 31, 2017: $20) on warrants held and designated as fair value through profit and loss.

Other Comprehensive Loss:

	Three months ended March 31
	2018	2017
Income (loss) for the period	$183	$(312)

OTHER COMPREHENSIVE INCOME (LOSS)
Items that may be reclassified subsequently to profit or loss:
Unrealized (loss) gain on equity securities, net of tax	(1,095)	13
Total comprehensive income	$(912)	$(299)

In Other Comprehensive Income and Loss (“OCI”) during quarter ended March 31, 2018 the Company recorded an unrealized loss of $1,095 (March 31, 2017: $13 unrealized gain) on equity securities held that it has strategically acquired.

9.	SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected quarterly financial information for each of the last eight quarters (as determined under IFRS (expressed in US$000’s except Net Loss per Share):

Quarter Ending	Revenue (1)	Net Income (Loss) (2)	Net Income (Loss) per Share
March 31, 2018	$682	$183	$ 0.00
December 31, 2017	$517	$(4,077)	$(0.05)
September 30, 2017	$460	$(786)	$(0.01)
June 30, 2017	$416	$(1,322)	$(0.02)
March 31, 2017	$362	$(312)	$(0.00)
December 31, 2016	$351	$(50,337)	$(0.62)
September 30, 2016	$348	$(1,985)	$(0.02)
June 30, 2016	$303	$(2,227)	$(0.03)

Notes:

(1)	The Company’s only source of revenue during the quarters listed above was interest earned on bank cash, cash equivalents and term deposits. The amount of interest revenue earned correlates directly to the amount of cash, cash equivalents and term deposits on hand during the period referenced and prevailing interest rates. At this time, the Company has no operating revenues.

(2)	Net income (loss) by quarter is often materially affected by the timing and recognition of large non-cash expenses (specifically share based payments, exploration and evaluation property impairments, and deferred tax expense) and non-cash income (specifically, deferred tax recoveries) as discussed above when applicable in “Review of Financial Results.”

17

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2018 and 2017
(expressed in thousands of US dollars except as otherwise noted)

10.	CASH FLOWS

The following table summarizes the Company’s cash flow activities for the quarter ended March 31, 2018:

	Three months ended March 31
	2018	2017

Operations	$(1,003)	$(1,161)
Changes in non-cash working capital	(636)	(519)
Operating activities	(1,639)	(1,680)

Investing activities	(6,047)	(4,389)
Financing activities	-	86

Changes in cash and cash equivalents during the period	(7,686)	(5,983)

Effects of exchange rate changes on cash and cash equivalents	(17)	78

Cash and cash equivalents, beginning of period	160,395	83,347
Cash and cash equivalents, end of period	$152,692	$77,442

Operating Activities

During the quarter ended March 31, 2018, the Company used $1,003 in cash for operations before changes in non-cash working capital, compared to $1,161 in the quarter ended March 31, 2017. The Company’s non-cash working capital (accounts receivable, prepaid expenses less trade and other payables) in the quarter ended March 31, 2018 increased by $636 (March 31, 2017: increased by $519). The total use of cash from operating activities in the period ended March 31, 2018 was $1,639 (March 31, 2017: $1,680).

Investing Activities

During the quarter ended March 31, 2018, the net cash used by investing activities amounted to $6,047 (March 31, 2017: $4,389). The Company used cash to fund advances to Minera Juanicipio, which combined with MAG’s Juanicipio expenditures on its own account, totaled $5,767 (March 31, 2017: $4,378) in the quarter. The Company makes capital contributions through cash advances to Minera Juanicipio as ‘cash called’ by operator Fresnillo, based on approved joint venture budgets. In the quarter ended March 31, 2018, the Company also expended $280 (March 31, 2017: nil) on its other exploration and evaluation properties.

18

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2018 and 2017
(expressed in thousands of US dollars except as otherwise noted)

Financing Activities

In the quarter ended March 31, 2018, no financing activities were undertaken (March 31, 2017: 12,400 stock options were exercised for cash proceeds of $86). During the period ended March 31, 2018, 75,000 stock options were exercised under a less dilutive cashless exercise provision of the plan (March 31, 2017: 75,000 stock options), whereby 21,964 shares were issued in settlement of the stock options (March 31, 2017: 39,239 shares), and the remaining 53,036 stock options were cancelled (March 31, 2017: 35,761 stock options).

11.	FINANCIAL POSITION

The following table summarizes the MAG Silver Corp.’s financial position as at:

	March 31, 2018	March 31, 2017

Cash and cash equivalents	$152,692	$77,442
Term deposit	-	55,000
Other current assets	1,187	2,050
Total current assets	153,879	134,492
Investments	1,531	-
Equipment	43	50
Investment in associate	63,692	42,384
Exploration and evaluation assets	1,720	-
Total assets	$220,865	$176,926

Total current liabilities	$1,015	$854
Deferred income taxes	119	-
Total liabilities	1,134	854
Total equity	219,731	176,072
Total liabilities and equity	$220,865	$176,926

Total current assets increased from $134,492 at March 31, 2017 to $153,879 as at March 31, 2018. Cash and cash equivalents totaled $152,692 at March 31, 2018 compared to $77,442 at March 31, 2017, with the increase primarily attributable to proceeds from a $48,158 private placement which closed in the fourth quarter of 2017. Other current assets as at March 31, 2018 included prepaid expenses of $558 (March 31, 2017: $569) and accounts receivable of $629 (March 31, 2017: $759). The accounts receivable is comprised primarily of interest receivable earned on its cash and cash equivalents.

Investments of $1,531 are comprised of warrants and equity securities held by the Company which it intends to strategically hold (March 31, 2017: $722 classified under Other current assets).

The Investment in Associate balance increased from March 31, 2017 to March 31, 2018 from $42,384 to $63,692 and reflects the Company’s ongoing investment in Minera Juanicipio as discussed in ‘Investing Activities’ and ‘Investment in Associate’ both above. Exploration and Evaluation assets as at March 31, 2018 increased to $1,720 (from nil at March 31, 2017) reflecting exploration expenditures incurred on a new earn-in property option described above in ‘Exploration and Evaluation Assets.’

19

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2018 and 2017
(expressed in thousands of US dollars except as otherwise noted)

Current liabilities at March 31, 2018 amounted to $1,015 (March 31, 2017: $854) and are attributable to accrued exploration and administrative expenses. The deferred income taxes (a non-cash item) increased to $119 at March 31, 2018 (March 31, 2017: nil) as a result of foreign exchange effects on the Company’s Mexican tax assets. This deferred tax liability will only materialize once the Company’s exploration properties are developed and in production.

12.	LIQUIDITY AND CAPITAL RESOURCES

As at March 31, 2018, the Company had working capital of $152,864 (March 31, 2017: $133,638) including cash and cash equivalents of $152,692 (March 31, 2017: $132,422 cash, cash equivalents and term deposits). The Company currently has no debt and believes it has sufficient working capital to maintain all of its properties and currently planned programs for a period in excess of the next year. However, the Company may require additional capital in the future to meet its project related expenditures, including its cash calls on the Juanicipio Project in light of the possible scale and scope changes anticipated in the upcoming Feasibility Study (see ‘Outlook’ above and ‘Risks and Uncertainties’ below).

Funding of the Juanicipio Project Development

Capital expenditure estimates have been prepared for both initial and sustaining capital in the 2017 PEA. The initial capital expenditures for the project, inclusive of capitalized operating costs as estimated by AMC (as of January 1, 2018 and prior to the current quarter’s capital expenditures of approximately $7,095) are $360,000 (MAG 44% $158,400), including all mine development-related costs to be incurred prior to the envisaged commencement of commercial operations in 2020. Capital costs incurred after start-up are assigned to sustaining capital and are projected to be paid out of operating cash-flows. Contingencies have been added at appropriate percentages to each component of the project, excluding capitalized operating costs, resulting in an overall contingency of $39,700 or 17%.

A summary timeline of scheduled capital costs as reported in the 2017 PEA is shown in Table 7. The 2017 PEA is preliminary in nature, and actual costs and development time may exceed those estimated in the 2017 PEA.

Table 7: Initial Capital and Sustaining Capital Schedule effective January 1, 2018:

	Initial Capital ($M) (1)	Sustaining Capital ($M) (2)
Year	At 100%	At 100%
2018	124	-
2019	156	-
2020	80	44
2021	-	88
2022	-	42
2023 - 2038	-	306
Total	360	480 (1)

(1) Assumes remaining capital expenditure estimates as of January 1, 2018.

(2) Sustaining capital is projected to be funded from operational cash-flow in the 2017 PEA.

20

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2018 and 2017
(expressed in thousands of US dollars except as otherwise noted)

The Company’s 44% share of initial capital as of January 1, 2018 envisioned in the 2017 PEA amounts to $158,400. In the current quarter ended March 31, 2018, capital development expenditures of approximately $7,095 were expended by Minera Juanicipio (MAG’s 44% share $3,122), and the Company has cash and cash equivalents on hand of $152,692 as at March 31, 2018. As well, as at March 31, 2018 Minera Juanicipio had working capital of $17,978 (MAG’s attributable 44% share $7,910) including a cash balance of $13,177 (MAG’s attributable 44% share $5,798).

The larger capital expenditures items associated with the mine development have not yet been approved by Minera Juanicipio. Although development activity is currently ongoing, development budgets for 2018 and beyond and a formal timeline to production have yet to be approved by Minera Juanicipio pending completion of the Feasibility Study expected in the second quarter of 2018. The Feasibility Study will not include Inferred Mineral Resources in the mine plan and is based on more detailed engineering which may change the development scope. As a result, the Feasibility Study may contain an incremental increase in the estimated initial capital cost as compared to the 2017 PEA (see ‘Outlook’ above and ‘Risks and Uncertainties’ below).

The Company may therefore need to raise additional capital in the future in order to meet its full share of initial capital required to develop the Juanicipio Project. It is unlikely that the Company will generate sufficient operating cash flow and accordingly, future liquidity will depend upon the Company’s ability to arrange debt or additional equity financings. The inability of the Company to fund its 44% share of cash calls would result in dilution of the Company’s ownership interest in Minera Juanicipio in accordance with the shareholders’ agreement.

Actual vs Expected Use of Proceeds – Prior Financings

In the Company’s Short Form Prospectus dated July 9, 2014 and in its February 23, 2016 Prospectus Supplement to a Short Form Base Shelf Prospectus (collectively, the “Offering Documents”), the Company provided the expected use of proceeds with respect to each offering. The table below provides a comparison of the Company’s estimated actual use of proceeds to date, as compared to the use of proceeds presented in the Offering Documents:

Intended Use of Proceeds	Expected Use of Proceeds July 9, 2014	Estimated Actual Use of Net Proceeds to date (1)	Expected Use of Proceeds February 23, 2016	Estimated Actual Use of Net Proceeds to date
	(000s of $C)	(000s of $C)	(000s of $US)	(000s of $US)
Exploration expenditures at the Juanicipio Property	$3,000	$3,350 (2)	$5,000	$3,834
Development expenditures at the Juanicipio Property	$71,470	$43,948 (3)	$50,000	$ - (3)
Development contingency at the Juanicipio Property	$ -	$ -	$7,500	$ -

(1) Cash calls advanced Minera Juanicipio are made in U.S. dollars and for the purposes of the July 9, 2014 analysis, have been converted to C$ based on the closing US$/C$ exchange rate on the day the funds were advanced to Minera Juanicipio.

(2) After reviewing exploration results of four new deep exploration holes in 2015, Fresnillo and MAG agreed to an additional 10,000 metre $1,500 (MAG’s 44% share is $660) drill program to further delineate the extent of the new deep zone. This drill program was funded by the Joint Venture partners in September 2015, but was not anticipated in the 2014 offering. Therefore, more was expended than outlined in the July 9, 2014 offering document.

(3) As the initial development is focused primarily on ramp decline, and the majority of the capital expenditures are yet to be incurred and are expected to be incurred in the latter part of the development plan (2018-2020).

21

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2018 and 2017
(expressed in thousands of US dollars except as otherwise noted)

13.	Contractual ObligationS

The following table discloses the contractual obligations of the Company (as at the date of this MD&A) for optional mineral property acquisition payments, optional exploration work and committed lease obligations for office rent and equipment. Based on exploration results, the Company will select at its discretion, only certain properties to complete option and purchase arrangements on.

	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Property Option Payments, Exploration and Development Expenditures – Total	$1,686	$75	$711	$900	$-

Minera Juanicipio (1)

Office and other commitments	261	164	97	-	-
Total Obligations	$1,947	$239	$808	$900	$-

(1) Although the Company makes cash advances to Minera Juanicipio as cash called by the operator Fresnillo (based on approved Minera Juanicipio budgets), they are not contractual obligations. The Company intends, however, to continue to fund its share of cash calls and avoid dilution of its ownership interest in Minera Juanicipio.

The Company may provide guarantees and indemnifications in conjunction with transactions in the normal course of operations. These are recorded as liabilities when reasonable estimates of the obligations can be made. Indemnifications that the Company has provided include an obligation to indemnify directors and officers of the Company for potential liability while acting as a director or officer of the Company, together with various expenses associated with defending and settling such suits or actions due to association with the Company. The Company has a comprehensive director and officers’ liability insurance policy that could mitigate such costs if incurred.

14.	SHARE CAPITAL INFORMATION

The Company’s authorized capital consists of an unlimited number of common shares without par value. As at May 14, 2018, the following common shares, stock options, RSUs, PSUs and DSUs were outstanding:

	Number of	Exercise Price or	Remaining
	Shares	Conversion Ratio	Life
Capital Stock	85,503,249
Stock Options	2,194,294	$5.35 - $17.55	0.1 to 4.6 years
Performance Share Units(“PSUs”) (1)	227,850 (1)	1:1	2.6 to 4.6 years
Restricted Share Units(“RSUs”)	43,343	1:1	1.2 to 2.1 years
Deferred Share Units (“DSUs”)	452,739	1:1	n/a (2)
Fully Diluted	88,421,475

(1) Includes two PSU grants of 69,085 and 88,665 PSUs respectively, where vesting is subject to a market price performance factor, each measured over a three-year performance period to 2019 and 2020, respectively, resulting in a PSU payout range from 0% (nil and nil PSUs) to 200% (138,170 and 177,330 PSUs).

(2) To be share settled, but no common shares are to be issued in respect of a participant in the DSU Plan prior to such eligible participant’s termination date.

22

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2018 and 2017
(expressed in thousands of US dollars except as otherwise noted)

15.	Other ItemS

The Company is unaware of any undisclosed liabilities or legal actions against the Company and the Company has no legal actions or cause against any third party at this time other than the claims of the Company with respect to its purchase of 41 land rights within the Cinco de Mayo property boundaries, and the associated efforts to regain surface access with the local Ejido.

The Company is unaware of any condition of default under any debt, regulatory, exchange related or other contractual obligation.

Tax Law for the State of Zacatecas.

On December 31, 2016, the State Government of Zacatecas, Mexico published a new Tax Law for the State (Ley de Hacienda del Estado de Zacatecas, the “Zacatecas Tax Law”), which came into effect on January 1, 2017. There have been several constitutional challenges launched against the validity of the tax by various companies, the outcomes of which are yet to be resolved. As well, on February 14, 2017, the Federal Government of Mexico legally challenged the State’s constitutional right to invoke such a tax, claiming federal jurisdiction applied. The case is to be heard by the Mexican Supreme Court of Justice at a date to be determined.

As provided for in the Zacatecas Tax Law, certain so called “environmental duties” were established for operations carried out within the State of Zacatecas, Mexico. Minera Juanicipio’s operations are located in the State of Zacatecas. This tax, if upheld, will apply to the Juanicipio project once it is in production, the effects of which have not been quantified. Managements’ assessment of this tax however, is that it will not have an impact on the viability of the Juanicipio Project.

Value Added Tax (“VAT”) also known as “IVA”

In Mexico, VAT is charged on the sale of goods, rendering of services, lease of goods and importation of the majority of goods and services at a rate of 16%. Proprietors selling goods or services must collect VAT on behalf of the government. Goods or services purchased incur a credit for VAT paid. The resulting net VAT is then remitted to, or collected from, the Government of Mexico through a formalized filing process.

The Company has traditionally held a VAT receivable balance due to the expenditures it incurs whereby VAT is paid to the vendor or service provider. Collections of these receivables from the Government of Mexico often take months and sometimes years to recover, but the Company has to date been able to recover all of its VAT paid.

Amendments were made to Mexican VAT legislation, effective January 1, 2017, that may impact the Company’s future ability to recover VAT paid after January 1, 2017. Although still subject to interpretation and confirmation of intent from the Mexican government, companies in a pre-operative/exploration stage may have to satisfy additional criteria in order to claim valid refunds. The Company’s IVA paid that falls into this category, is not material or significant to the Company’s overall operations.

23

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2018 and 2017
(expressed in thousands of US dollars except as otherwise noted)

The 2017 changes are not expected to have any impact on Minera Juanicipio and its ability to recover VAT paid, given the expectation Minera Juanicipio will be in production by 2020.

16.	Trend InformatioN

As both the price and market for silver are volatile and difficult to predict, a significant decrease in the silver price could have an adverse material impact on the Company’s operations and market value.

The nature of the Company’s business is demanding of capital for property acquisition costs, exploration commitments, development and holding costs. The Company’s liquidity is affected by the results of its own acquisition, exploration and development activities. The acquisition or discovery of an economic mineral deposit on one of its mineral properties may have a favourable effect on the Company’s liquidity, and conversely, the failure to acquire or find one may have a negative effect. In addition, access to capital to fund exploration and development companies remains difficult in current public markets, which could limit the Company’s ability to meet its objectives.

Surface rights in Mexico are often owned by local communities or “Ejidos” and there has been a recent trend in Mexico of increasing Ejido challenges to existing surface right usage agreements. The Company has already been impacted by this recent trend at its Cinco de Mayo Project. Any further challenge to the access to any of the properties in which the Company has an interest may have a negative impact on the Company, as the Company may incur delays and expenses in defending such challenge and, if the challenge is successful, the Company’s interest in a property could be materially adversely affected. Also see “Risks and Uncertainties” below.

Apart from these and the risks referenced below in “Risks and Uncertainties,” management is not aware of any other trends, commitments, events or uncertainties that would have a material effect on the Company’s business, financial condition or results of operations.

17.	RISKS AND UNCERTAINTIES

The Company’s securities should be considered a highly speculative investment and investors are directed to carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company, including the risk factors discussed under the heading “Risk Factors” in the Company’s most recent Annual Information Form (“AIF”) dated March 23, 2018 available on SEDAR at www.sedar.com and www.sec.gov.

The volatile global economic environment has created market uncertainty and volatility in recent years. The Company remains financially strong and will monitor the risks and opportunities of the current environment carefully. These macro-economic events have in the past, and may again, negatively affect the mining and minerals sectors in general. The Company will consider its business plans and options carefully going forward.

24

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2018 and 2017
(expressed in thousands of US dollars except as otherwise noted)

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in Canadian dollars or Mexican Pesos. The Company also has cash and other monetary assets and liabilities denominated in Canadian dollars and Mexican Pesos. As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates (see Note 11(c) in the unaudited condensed interim consolidated financial statements of the Company as at March 31, 2018).

Feasibility Study

A feasibility study, as required by the Minera Juanicipio Shareholders’ Agreement in order to make a formal production decision, was commissioned by Minera Juanicipio in 2017 and its completion is expected by the second quarter of 2018. The Feasibility Study cannot by regulatory definition and will not include Inferred Mineral Resources in the mine plan and is based on additional detailed engineering which may result in changes in project’s scope. As a result, the Feasibility Study will have a shorter mine life than envisioned in the 2017 PEA and the study is expected to contain an incremental increase in the estimated initial capital cost. With these and other possible scope changes, the project’s modeled economics are expected to decrease as compared to the 2017 PEA. As well, changes to the mine plan and mine design recommended in the Feasibility Study, if approved and implemented, may impact the Juanicipio Project’s construction schedule, operating costs, cash flows and timeline to production, the impact of which cannot be quantified at this time. As a result, there are additional risks as to the size and grade of the resource, extent of capital and operating costs, mineral recovery and financial viability.

A feasibility study is required by the Minera Juanicipio Shareholders’ Agreement in order to make a formal production decision. If the Technical Committee approves the Feasibility Study and recommends development of the Juanicipio Project, Minera Juanicipio will present a development proposal to both MAG and Fresnillo (the “Shareholders”) for formal development approval. Should either shareholder choose not to participate in the project development, the non-participating Shareholder's interest may be purchased by the other Shareholder for an amount equivalent to its capital contributions to date.

Although there is no assurance that the Feasibility Study will recommend proceeding with the project development, or that a production decision will be made, Fresnillo has publicly advised that it expects Minera Juanicipio to be in production by the first half of 2020.

18.	Off-Balance Sheet ArrangementS

The Company has no off-balance sheet arrangements.

19.	Related Party TransactionS

The Company does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico with MINERA CASCABEL S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”). Dr. Peter Megaw, the Company’s Chief Exploration Officer, is a principal of both IMDEX and Cascabel, and is remunerated by the Company through fees paid to IMDEX. In addition to corporate executive responsibilities with the Company, Dr. Megaw is responsible for the planning, execution and assessment of the Company’s exploration programs, and he and his team developed the geologic concepts and directed the acquisition of the Juanicipio Project.

25

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2018 and 2017
(expressed in thousands of US dollars except as otherwise noted)

During the period, the Company incurred expenses with Cascabel and IMDEX as follows:

	March 31,	March 31,
	2018	2017

Fees related to Dr. Megaw:
Exploration and marketing services	$67	$70
Travel and expenses	27	28
Other fees to Cascabel and IMDEX:
Administration for Mexican subsidiaries	18	29
Field exploration services	95	111
	$207	$238

All transactions are incurred in the normal course of business, and are negotiated on terms between the parties which are believed to represent fair market value for all services rendered. A portion of the expenditures are incurred on the Company’s behalf, and are charged to the Company on a “cost + 10%” basis typical of industry standards. The services provided do not include drilling and assay work which are contracted out independently from Cascabel and IMDEX. Included in trade and other payables at March 31, 2018 is $147 related to these services (March 31, 2017: $168).

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

The Company also holds various mineral property claims in Mexico upon which full impairments have been recognized. The Company is obligated to a 2.5% NSR royalty on the Cinco de Mayo Project payable to the principals of Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the property from Cascabel, and under the terms of assignment agreements entered into by Cascabel with its principals.

Intercorporate Structure

The immediate parent and ultimate controlling party of the consolidated group is MAG Silver Corp. (incorporated in British Columbia, Canada).

The details of the Company’s significant subsidiaries and ownership interests are as follows:

Significant subsidiaries of the Company are as follows:

			MAG' effective interest
Name	Country of Incorporation	Principal Activity	2018(%)	2017

Minera Los Lagartos, S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Pozo Seco S.A. de C.V.	Mexico	Exploration	100%	100%
Minera Sierra Vieja S.A. de C.V.	Mexico	Exploration	100%	100%

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

26

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2018 and 2017
(expressed in thousands of US dollars except as otherwise noted)

Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”), created for the purpose of holding and operating the Juanicipio Project, is held 56% by Fresnillo plc (“Fresnillo”) and 44% by the Company. Fresnillo is the operator of Minera Juanicipio, and with its affiliates, beneficially owns 11.4% of the common shares of the Company as at March 31, 2018, as publicly reported. Minera Juanicipio is currently governed by a shareholders agreement. All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio.

During the period, compensation of key management personnel (including directors) was as follows:

	March 31,	March 31,
	2018	2017
Salaries and other short term employee benefits	$274	$257
Share based payments	171	158
	$445	$415

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its Directors, the Chief Executive Officer and the Chief Financial Officer.

20.	CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with IFRS, requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Management has identified (i) mineral property acquisition and deferred exploration and evaluation costs, (ii) provision for reclamation and closure, (iii) deferred income tax provision (iv) share based payments, (v) equity investments, and (vi) financial instruments, as the main estimates for the following discussion. Please refer to Note 2 of the Company’s unaudited condensed interim consolidated financial statements as at March 31, 2018 for a description of all of the significant accounting policies.

Under IFRS, the Company defers all costs relating to the acquisition and exploration of its mineral properties (“exploration and evaluation” assets). Any revenues received from such properties are credited against the costs of the property. When commercial production commences on any of the Company’s properties, any previously capitalized costs would be charged to operations using a unit-of-production method. The Company reviews and assesses when events or changes in circumstances indicate the carrying values of its properties may exceed their estimated net recoverable amount, and a provision is made for any impairment in value. IFRS also allows the reversal of impairments if conditions that gave rise to those impairments no longer exist.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property does create measurement uncertainty concerning the estimate of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

27

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2018 and 2017
(expressed in thousands of US dollars except as otherwise noted)

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognizes the fair value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.

The deferred income tax provision is based on the liability method. Deferred taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records only those deferred tax assets that it believes will be probable, that sufficient future taxable profit will be available to recover those assets.

Under IFRS 2 - Share-based Payments, stock options are accounted for by the fair value method of accounting. Under this method, the Company is required to recognize a charge to the statement of loss based on an option-pricing model based on certain assumptions including dividends to be paid, historical volatility of the Company’s share price, an annual risk free interest rate, forfeiture rates, and expected lives of the options. The fair value of performance share units awarded with market price conditions is determined using a risk-neutral asset pricing model, based on certain assumptions including dividends to be paid, historical volatility of the Company’s share price, a risk free interest rate, and correlated stock returns.

The Company may invest in equity investments for strategic reasons. In such circumstances, management considers whether the facts and circumstances pertaining to each investment result in the Company obtaining control, joint control or significant influence over the investee entity. In some cases, the determination of whether or not the Company has control, joint control or significant influence over the investee entities requires the application of significant management judgment to consider individually and collectively, a variety of factors.

Under IFRS 9 – Financial Instruments, the Company is required to value warrants that meet the definition of derivatives at fair value with unrealized gains and losses recognized in the statement of loss. To measure this fair value, warrants listed on a recognized exchange are valued at the latest available closing price. Warrants not listed on a recognized exchange, but where a secondary market exists, are valued at independent broker prices (if available) traded within that secondary market. If no secondary market exists, the warrants are valued using the Black Scholes option pricing model.

21.	CHANGES IN ACCOUNTING STANDARDS

(i)   Adoption of new and amended IFRS pronouncements.

Certain pronouncements were issued by the IASB that are mandatory for accounting periods after December 31, 2017. Pronouncements that are not applicable to the Company have been excluded from those described below. The following new standards have been adopted effective January 1, 2018:

IFRS 2 Share-based payment. In June 2016, the IASB issued amendments to IFRS 2 Share-based Payment to address certain issues related to the accounting for cash settled awards and the accounting for equity settled awards that include a ‘net settlement feature’ in respect of employee withholding taxes. The Company adopted this standard as of January 1, 2018 and it had no impact on the consolidated financial statements.

28

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2018 and 2017
(expressed in thousands of US dollars except as otherwise noted)

IFRS 9 Financial Instruments. The Company adopted all the requirements of IFRS 9 Financial Instruments (“IFRS 9”) as of January 1, 2018 and elected not to retroactively restate comparative periods. This standard replaces the guidance in IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is classified and measured at amortized cost or fair value, replacing the multiple determination rules in IAS 39. The classification now depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. The Company’s classification of its financial instruments has not changed significantly as a result of the adoption of the new standards. Financial assets previously classified as available for sale are now classified as fair value through other comprehensive income. The requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9, so the Company’s accounting policy with respect to financial liabilities is unchanged. The Company’s accounting policy for financial instruments has been updated to reflect the new IFRS 9 standard. (Refer to Note 2(e) of the unaudited condensed interim consolidated financial statements as at March 31, 2018).

IFRS 15 Revenue from Contracts with Customers. The final standard on revenue from contracts with customers was issued on May 8, 2014 and is effective annual reporting periods beginning on or after January 1, 2018. The core principle of IFRS 15 is that an entity should recognize revenue to depict the transfer of goods to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods. The Company adopted this standard as of January 1, 2018 and it had no impact on the consolidated financial statements as the Company’s only source of revenue to date is interest income from high interest savings accounts and term deposits.

IFRIC 22 Foreign currency transactions and advance consideration. In December 2016, the IASB issued IFRS interpretation, IFRIC 22 which clarifies the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income, when a related non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration in a foreign currency is derecognized. The Company has adopted this standard as of January 1, 2018 and it had no impact on the consolidated financial statements.

(ii) Recent accounting pronouncements

The Company has reviewed new accounting pronouncements that have been issued but are not yet effective at March 31, 2018. These include:

IFRS 16 Leases. In January 2016, the IASB published a new accounting standard, IFRS 16 – Leases (IFRS 16) which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019. The Company will adopt this standard on the effective date, and is currently evaluating the impact this standard may have on its consolidated financial statements.

29

MAG SILVER CORP.
Management’s Discussion & Analysis
For the three months ended March 31, 2018 and 2017
(expressed in thousands of US dollars except as otherwise noted)

22.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in the reports that it is required to file or submit under applicable securities laws is recorded, processed, summarized and reported in the manner specified by such laws. The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the design and effectiveness of the Company’s disclosure controls and procedures as of March 31, 2018 through inquiry and review, as well as by drawing upon their own relevant experience. The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective as at March 31, 2018.

Internal Control Over Financial Reporting

The Company also maintains a system of internal controls over financial reporting, as defined by National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable and in accordance with IFRS. The Company retains a third party specialist annually to assist in the assessment of its internal control procedures. The Board of Directors approves the financial statements and MD&A before they are publicly filed and ensures that management discharges its financial responsibilities. The unaudited condensed interim consolidated financial statements and MD&A for the three months ended March 31, 2018 were approved by the Board on May 10, 2018. The Board’s review is accomplished principally through the Audit Committee, which is composed of independent non-executive directors. The Audit Committee meets periodically with management and auditors to review financial reporting and control matters.

The Chief Executive Officer and Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the design and effectiveness of the Company’s internal control over financial reporting as of March 31, 2018 based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and have concluded that the Company’s internal control over financial reporting is effective.

There have been no changes in internal controls over financial reporting during the quarter ended March 31, 2018 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

23.	ADDITIONAL INFORMATION

Additional information on the Company is available for viewing under MAG’s profile on the SEDAR website at www.sedar.com and on SEC’s EDGAR website at www.sec.gov.

30